HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

June 20, 2013

VIA EDGAR

Mr. Michael McTiernan

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Physicians Realty Trust

Amendment No. 1 to Registration Statement on Form S-11

Filed June 7, 2013

File No. 333-188862

Dear Mr. McTiernan:

As counsel to Physicians Realty Trust, a Maryland real estate investment trust (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-11 (File No. 333-188862) (the “Registration Statement”), together with certain exhibits, and the Company’s responses to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 14, 2013.

For convenience of reference, each Staff comment contained in your June 14, 2013 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Ms. Shannon Sobotka, Mr. Kevin Woody and Ms. Folake Ayoola a courtesy copy of this letter and two courtesy copies of the Amendment No. 3 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 1 to the Registration Statement filed with the Commission on June 7, 2013. The changes reflected in Amendment No. 3 have been made in response to the Staff’s comment and for the purpose of updating and revising certain information in the Registration

Mr. Michael McTiernan

June 20, 2013

Statement. All page references in responses are to pages of the blacklined version of Amendment No. 3. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement have the meanings set forth in the Registration Statement.

Unaudited Pro Forma Financial Statements

For the Period Ended March 31, 2013

1.	We note your response to comment number 11. Please tell us how you determined that the limited partners and or members do not have substantive kick out rights given the terms of the operating agreements outlined within your response.

RESPONSE: The Company acknowledges the Staff’s comment and advises as follows.

Pursuant to ASC 810-20-25-3, the general partner of a limited partnership is presumed to control the limited partnership regardless of the general partner’s ownership interest in the limited partnership.

Furthermore, pursuant to ASC 810-20-25-5, the assessment of whether the rights of the limited partners shall overcome the presumption of control by the general partners is a matter of judgment that depends on facts and circumstances. The general partners do not control the limited partnership if the limited partners have either of the following: a)the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause (as distinguished from with cause) or b) substantive participating rights.

The Ziegler Funds consist of three limited liability companies and one limited partnership. The rights underlying the members’ or limited partners’ ability to dissolve (liquidate) the limited liability company or limited partnership or otherwise remove the managing member or general partner are collectively referred to as kick-out rights. According to ASC 810-20-25-8, the determination of whether the kick-out rights are substantive should be based on a consideration of all relevant facts and circumstances. Substantive kick-out rights must have both of the following characteristics:

Mr. Michael McTiernan

June 20, 2013

The kick-out rights can be exercised by a single member or partner or a vote of a simple majority (or a lower percentage) of the members or limited partners voting interests held by parties other than the managing member or general partner, entities under common control with the managing member or general partner, and other parties acting on behalf of the managing member or general partner. Kick-out rights that contractually require a vote in excess of a simple majority (such as a supermajority) of the members or limited partners voting interests to remove the managing member or general partner may still be substantive if the managing member or general partner could be removed in every possible voting scenario in which a simple majority of the members or limited partners voting interests vote for removal.

As noted in the Company’s response to the Staff’s prior comment 11 in the Company’s letter dated June 7, 2013, two of the four Ziegler Funds organized as limited liability companies provide that a Super Majority of the members, which is defined in the operating agreements as the percentage of interests owning more than 75% of the total percentage interests of the members, are required to remove the manager for cause. The operating agreements of these two Ziegler Funds do not permit the members to remove the manager for any other reason. Furthermore, the entities cannot be dissolved without the unanimous approval of all members. Because the members do not have the ability to remove the managing member other than by a Super Majority for cause, nor can the managing member be removed in every possible voting scenario in which a simple majority of the members voting interests vote for removal, the Company has determined that members of these two Ziegler Funds have no substantive kick-out rights.

The remaining two Ziegler Funds, one organized as a limited liability company and one organized as a limited partnership, provide that a Super Majority of the total percentage interests of the members or partners, which is defined in the agreements as the percentage of interests owning more than 75% of the total percentage interests of the members or partners, are required to remove the managing manager or general partner for any reason. A Majority of the members or partners, which is defined in the agreements of these two Ziegler Funds as the percentage interests owning more than 50% of the total percentage interests of the members or partners, are required to remove the managing

Mr. Michael McTiernan

June 20, 2013

member or general partner for cause. In addition, the entities cannot be dissolved without the unanimous approval of all members or partners.

Because the members or partners do not have the ability to remove the managing member or general partner by a simple majority, other than for cause, nor can the managing member or general partner be removed in every possible voting scenario in which a simple majority of the members or partners voting interests vote for removal, the Company has determined that members/partners of these two Ziegler Funds have no substantive kick-out rights.

In summary, the Company has determined that the provisions of the Ziegler Funds’ operating agreements/partnership agreement do not provide substantive kick-out rights for the members/limited partners and do not overcome the presumption in ASC 810-20-25-3 that the managing member or general partner controls each Ziegler Fund.

In addition, the respective operating agreements and partnership agreement for the Ziegler Funds provide that the managing member/general partner shall have “the sole power and authority … to manage and control the [Company] … and to make all decisions affecting the business and affairs of the [Company].” Therefore, the Company has determined that the members/limited partners of the Ziegler Funds have no substantive participating rights which overcome the presumption in ASC 810-20-25-3 that the managing member or general partner controls each Ziegler Fund.

Consolidated Pro Forma Balance Sheet, March 31, 2013

2.	In your amended filing please address within the Notes to the Unaudited Pro Forma Consolidated Financial Statements the use of proceeds adjustments that have not currently been footnoted.

RESPONSE: The Company has revised the disclosure on pages F-3 – F-7 in response to the Staff’s comment and to make other clarifying changes.

Mr. Michael McTiernan

June 20, 2013

Financial Statements – Ziegler Healthcare Real Estate Funds Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation, page F-19

3.	We have reviewed your response to comment number 16. Please provide additional information, with citations to all applicable accounting literature, as to the proposed future accounting over the life of the ten year lease. Within your response, please address whether or not this transaction would qualify as a lease inducement.

RESPONSE: The Company has considered the accounting literature regarding lease inducements in ASC 840-20-25 and determined that, while the transaction would qualify as a lease inducement, recording the inducement would be immaterial to the combined financial statements for the quarters ended March 31, 2013 and 2012 and years ended December 31, 2012 and 2011. As noted in the Company’ response to prior comment 16 in the Company’s letter dated June 7, 2013, at the time of the transaction, the value of a 50% equity interest in the Arrowhead Commons property conveyed to the lessee was determined to be approximately $700,000 which interest, as a non-controlling and illiquid interest, was reduced for a lack of control and marketability by a discount of 25%, which yielded an approximate lease inducement value of $525,000 at the time of the transaction. In accordance with ASC 840-20-25, a lease inducement would be amortized on a straight-line basis over the ten-year lease term as a reduction to rental revenue and other assets.

An adjustment to record this lease inducement would have resulted in an increase in other assets of the Predecessor as of March 31, 2013, December 31, 2012 and December 31, 2011 of $437,500, $450,625, and $503,125, respectively, an increase of 0.41%, 0.42% and 0.40% in total assets as of March 31, 2013, December 31, 2012 and December 31, 2011, respectively, and an increase in owners’ equity of the Predecessor of 2.43%, 2.44% and 2.29% as of March 31, 2013, December 31, 2012 and December 31, 2011, respectively. Amortizing the lease inducement over the ten-year lease term would result in a decrease in rental revenue of the Predecessor of $13,125 for each of the quarters ended March 31, 2013 and March 31, 2012 (representing 0.52% and 0.51% of rental revenue, respectively) and a decrease in rental revenue for the years ended December 31, 2012 and 2011 of $52,500 and $21,875, respectively (representing 0.53% and 0.21% of rental revenue, respectively).

Mr. Michael McTiernan

June 20, 2013

The Company has considered the effects of the lease inducement on the combined financial statements for all periods included in the Registration Statement and determined the effect is immaterial in all respects and has not recorded an adjustment.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-8638.

Very truly yours,

/s/ David C. Wright

David C. Wright

cc:	Ms. Shannon Sobotka

Mr. Kevin Woody

Ms. Folake Ayoola

Mr. John T. Thomas

Wayne B. Boberg, Esq.